Filed by Fidelity National Financial, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as
amended, and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934, as amended

Subject Company: Fidelity National Financial, Inc.
Commission File No.: 001-32630
Commission File No. for Registration Statement
on Form S-4: 333-194938

June 10, 2014

Dear Fellow Stockholder:

By now you should have received the Proxy Statement/Prospectus and related proxy materials for Fidelity National Financial, Inc.’s (FNF) Annual Meeting of Stockholders, to be held on June 18, 2014.  At the Annual Meeting you are being asked to approve, among other matters, the implementation of a tracking stock structure whereby (1) the existing common stock of FNF would be reclassified into two new tracking stocks (the Recapitalization), one to be designated the FNF Group common stock and the other to be designated the FNFV Group common stock, and (2) FNF’s businesses, assets and liabilities would be divided so that our core title insurance, real estate, technology and mortgage related businesses would be attributed to the FNF Group, and our portfolio company investments would be attributed to the FNFV Group. There are four proposals described in our Proxy Statement/Prospectus relating to the Recapitalization, including (1) a Tracking Stock Proposal, (2) a Reclassification Proposal, (3) an Optional Conversion Proposal, and (4) a Group Disposition Proposal. Each of the proposals relating to the Recapitalization is dependent on the others, and none of them will be implemented unless they are all approved at the annual meeting. The Proxy Statement/Prospectus also includes a proposal to permit us to adjourn the Annual Meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the proposals relating to the Recapitalization.

The FNF Board of Directors unanimously determined that the Recapitalization Proposals are in the best interests of FNF and our stockholders, and recommends that you vote “FOR” the Recapitalization proposals.

Our records indicate that you have not yet voted.  Your vote is important and we encourage you to VOTE TODAY.  A proxy card is enclosed for your convenience.  Please see the instructions on the enclosed proxy card for the methods that are available for you to cast your vote.  If you need assistance voting your shares or have any questions regarding any of the proposals included in the Proxy Statement/Prospectus, please contact our proxy solicitor, Georgeson Inc., toll-free at 1-800-248-7605.

In addition to the other information contained in the Joint Proxy Statement/Prospectus, our Board of Directors asks you to consider the following key expected benefits of the Recapitalization before casting your vote:

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Greater transparency for investors. The Recapitalization will provide greater transparency to the market around FNF’s separate strategies for its core title insurance, real estate, technology and mortgage related businesses and our portfolio company investments. The Recapitalization should provide the investment community with greater clarity both with respect to the inherent value of FNF’s portfolio company investments and the cash earnings capabilities of our core title insurance, real estate, technology and mortgage services businesses. The FNF Board of Directors and management believe that this increased transparency should encourage greater market recognition of the value of all of FNF’s businesses and assets and enhance stockholder value.

●
Enables market-based valuation of FNFV Group. The creation of the FNFV common stock will permit investors and research analysts to review separate information about FNF’s portfolio company investments attributed to the FNFV Group and separately value the FNFV Group. This should encourage investors and analysts to focus more attention on the FNFV Group and result in greater market recognition of the value of the FNFV Group.

●
Enhances long-term monetization of FNFV Group. We believe that the creation of the FNFV common stock will provide the FNF Board of Directors and management team with greater flexibility to execute on the Company’s strategies for its portfolio company investments attributed to the FNFV Group. The creation of the FNFV Group provides FNF the flexibility to monetize each portfolio company investment in its proper time frame and to either make or not make any new portfolio company investment depending on market conditions.  If market conditions do not warrant any new investment, FNF could collapse FNFV back into FNF once FNFV monetizes substantially all of its existing investments.

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Advantages of doing business under common ownership. Implementation of the tracking stock structure will enable FNF to capitalize on the value of the FNFV Group (and each of its underlying portfolio companies so long as they remain part of the FNFV Group) while preserving the financial, tax, operational, strategic and other benefits of doing business as a single consolidated company. By remaining a single consolidated company, the FNF Group and the FNFV Group will continue to enjoy certain synergies between the businesses of each group through cost savings in corporate overhead and economies of scale in purchasing and other expenses. Further benefits of remaining a single consolidated company include filing a single consolidated tax return, maintaining a single credit agreement for the entire company, thereby increasing flexibility in financing all parts of the business, and the strategic, financial and other benefits of shared managerial experience.

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Increased stockholder choice. Companies typically implement tracking stock structures in situations where the company has two or more businesses that have distinctly different investor profiles.  Creation of the FNF common stock and FNFV common stock will allow the Company’s investors, as well as different investor bases the choice to invest in either one class or both classes of FNF’s common stock, depending on their particular investment objectives. Likewise, the creation of the tracker creates two "pure play" investment alternatives for stockholders interested in investing in either FNF's industry leading title insurance, real estate, technology and mortgage related businesses or FNFV's portfolio company investment business.

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Preserves capital structure flexibility. The tracking stock structure will enable the Company to retain future restructuring flexibility by preserving FNF’s ability to undertake future asset segmentation and capital restructurings, such as possible spin-offs and split-offs. In addition, the Company’s restated charter will preserve the ability of the FNF Board of Directors to modify the Company’s capital structure by unwinding the tracking stock structure.

●
Management incentives. FNF believes that the tracking stock structure will allow FNF to provide more effective management incentive and retention programs that more closely address the objectives and goals of each group. In particular, the tracking stock structure will allow the FNF Board of Directors to issue stock-based compensation and other incentive awards to employees of each group that are tied more directly to the performance of the businesses attributed to a particular group.

Thank you, in advance, for your prompt attention to this very important matter.

Sincerely,

William P. Foley, II
Executive Chairman

* * * * *

Important Information Has Been Filed with the SEC

Fidelity National Financial, Inc. has filed with the SEC a Registration Statement on Form S-4 in connection with the implementation of a tracking stock structure whereby the existing common stock of FNF would be reclassified into two new tracking stocks pursuant to an amendment and restatement of the Certificate of Incorporation of FNF, including a preliminary Proxy Statement/Prospectus.  The Registration Statement was declared effective by the SEC on May 9, 2014 and FNF mailed the definitive proxy statement/prospectus to its stockholder on or about May 9, 2014.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY FNF,

INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by FNF through the web site maintained by the SEC at www.sec.gov or by directing a request to Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, Telephone: (904) 854-8100.

FNF, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Recapitalization.  Information regarding the directors and executive officers of FNF is contained in FNF’s Form 10-K for the year ended December 31, 2013 and FNF’s 10-K/A filed on May 1, 2014, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This press release contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U. S. economy; our potential inability to find suitable acquisition candidates, acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus, or difficulties in integrating acquisitions; our dependence on distributions from our title insurance underwriters as a main source of cash flow; significant competition that our operating subsidiaries face; compliance with extensive government regulation of our operating subsidiaries; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of the Company’s Form 10-K and other filings with the Securities and Exchange Commission.

How to Contact FNF:
Fidelity National Financial, Inc.
Web site: www.fnf.com
Contact: Daniel Kennedy Murphy, Senior Vice President and Treasurer
Telephone:  904-854-8120
Email: dkmurphy@fnf.com